

June 18, 2015

Via e-mail
Tyler Pearson
Chief Executive Officer
Axiom Corp.
380 Vansickle Rd. Unit 600
St. Catharines, Ontario
Canada, L2S 0B5

    Re: **Axiom Corp.**
                Amendment No. 3 to Form 8-K
                Filed April 22, 2015
                File No. 333-186078

                Form 10-Q for the quarter ended March 31, 2015
                Filed on May 18, 2015

Dear Mr. Pearson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K

1. Please amend the Form 8-K to refile Exhibit 99.1 and also to incorporate by reference the Form 10-Q for the quarter ended March 31, 2015.

Form 10-Q for the Fiscal Quarter Ended March 31, 2015

Item 1. Financial Statements, page 3

Unaudited Interim Condensed Consolidated Balance Sheets, page F-1

2. We note that you present your capital stock in the aggregate. In future filings, please revise the presentation of stockholders' deficit to separately disclose your preferred stock

and common stock outstanding. Please refer to Rule 5-02.28 and Rule 5-02.29 of Regulation S-X for guidance.

3. We refer to your "shares to be issued" line item and understand that you received $270,000 in stock subscription proceeds, which has been recognized in equity. Please confirm to us that your investors do not have the right to cancel their subscriptions and have their consideration refunded, or alternatively, please tell us how your accounting treatment to categorize the fully paid stock subscription as equity is appropriate.

Note 4. Change of Functional and Reporting Currency, page F-10

4. We note your disclosure that "effective February 26, 2015, Papernut's functional currency changed to the United States dollar." Please explain to us the facts and circumstances that resulted in the change in functional currency, including your consideration of each factor outlined in ASC 830-10-55-5.

Note 12. Stockholder's Equity, page F-13

5. In future filings, please disclose:
- the significant provisions by which the Series A and Series B preferred shares may be converted into common shares of the company; and
- the percentage of voting power held by the preferred shareholders.

You may contact Dale Welcome at (202) 551-3865 or John Cash at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

CC: John O'Leary, Esq. (*via e-mail*)
       Szaferman Lakind Blumstein & Blader, PC